UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

GameStop Corp.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

36467W109

(CUSIP Number)

JOHN C. BRODERICK

Permit Capital, LLC

100 Front Street, Suite 900

West Conshohocken, Pennsylvania 19428

(610) 941-5025

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL ENTERPRISE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,554,031
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,554,031
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,554,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.94%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,554,031
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,554,031
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,554,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.94%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,554,031
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,554,031
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,554,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.94%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

JOHN C. BRODERICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		546,925
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,554,031
PERSON WITH	9	SOLE DISPOSITIVE POWER

546,925
	10	SHARED DISPOSITIVE POWER

2,554,031
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,100,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.79%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 36467W109

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by Permit Enterprise were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The Shares beneficially owned by Mr. Broderick were purchased with personal funds.

The aggregate purchase price of the 2,554,031 Shares beneficially owned by Permit Enterprise is approximately $17,250,973, including brokerage commissions. The aggregate purchase price of the 546,925 Shares beneficially owned by Mr. Broderick is approximately $3,751,752, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 64,758,910 shares outstanding as of June 2, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 9, 2020.

A.	Permit Enterprise
(a)	As of the close of business on September 8, 2020, Permit Enterprise beneficially owned 2,554,031 Shares.

Percentage: Approximately 3.94%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,554,031
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,554,031
(c)	The transactions in the Shares by Permit Enterprise during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
6

CUSIP No. 36467W109

B.	Permit LLC
(a)	Permit LLC, as the investment adviser of Permit Enterprise, may be deemed the beneficial owner of the 2,554,031 Shares owned by Permit Enterprise.

Percentage: Approximately 3.94%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,554,031
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,554,031
(c)	Permit LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Permit Enterprise during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Permit GP
(a)	Permit GP, as the general partner of Permit Enterprise, may be deemed the beneficial owner of the 2,554,031 Shares owned by Permit Enterprise.

Percentage: Approximately 3.94%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,554,031
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,554,031
(c)	Permit GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Permit Enterprise during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	John C. Broderick
(a)	As of the close of business on September 8, 2020, Mr. Broderick beneficially owned 546,925 Shares, including 3,825 Shares held by his wife, of which Mr. Broderick maintains voting and dispositive power. As a partner of Permit GP, Mr. Broderick may also be deemed the beneficial owner of the 2,554,031 Shares beneficially owned by Permit Enterprise.

Percentage: Approximately 4.79%

(b)	1. Sole power to vote or direct vote: 546,925
2. Shared power to vote or direct vote: 2,554,031
3. Sole power to dispose or direct the disposition: 546,925
4. Shared power to dispose or direct the disposition: 2,554,031
(c)	Mr. Broderick has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Permit Enterprise during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

7

CUSIP No. 36467W109

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of September 3, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

8

CUSIP No. 36467W109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2020

Permit Capital Enterprise Fund, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

Permit Capital, LLC

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

Permit Capital GP, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

/s/ John Broderick
John Broderick

9

CUSIP No. 36467W109

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

PERMIT CAPITAL ENTERPRISE FUND, L.P.

Sale of Common Stock	(10,000)	7.7000	09/02/2020
Sale of Common Stock	(93,000)	7.9670	09/03/2020
Sale of Common Stock	(10,000)	7.8610	09/04/2020
Sale of Common Stock	(77,000)	8.0477	09/08/2020